UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-40816

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Argo Blockchain plc
(Translation of registrant’s name into English)
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Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Appointment of Chief Executive Officer dated 24 March 2025

Press Release

24 March 2025

Argo Blockchain plc

("Argo" or "the Company")

Appointment of Chief Executive Officer and PDMR Notification

Argo Blockchain plc, (LSE: ARB; NASDAQ: ARBK), is pleased to announce that it has appointed Justin Nolan as Chief Executive Officer and Director with effect as of 22 March 2025.

Justin Nolan most recently was Chief Executive Officer at Arkon Energy, a digital infrastructure company. Prior to his role at Arkon Energy, Mr. Nolan served as Chief Growth Officer at Argo. In this capacity, he played a pivotal role in expanding the Company's operations, including the development of the Helios project. Earlier in his career, Nolan co-founded and led DPN LLC, which was instrumental in the initial development of the Helios project before its acquisition by Argo Blockchain in March 2021.

Argo's chairman, Matthew Shaw said, "We are delighted to welcome Justin back to Argo at this pivotal time for the Company. His deep industry expertise, strategic vision, and leadership in scaling mining operations, including his previous contributions to the Helios project, make him the ideal leader for our next phase of growth. Under his guidance, we look forward to further strengthening Argo's market position and operational efficiency."

Justin Nolan said, "I am honored to rejoin Argo as CEO and lead the Company into its next chapter. Argo has a strong foundation, a talented team, and a commitment to operational excellence. I look forward to working closely with the Board and our stakeholders to drive innovation, enhance efficiency, and create sustainable value for shareholders."

In connection with the appointment, the Company has awarded 22,250,000 performance share units relating to the Company's ordinary shares ("PSUs") to Justin Nolan. In accordance with the Company's remuneration policy, which applies to the Company's CEO, the PSUs contain performance conditions relevant to Mr. Nolan's role. The PSUs vest over a three-year period, with first vesting occurring twelve months from the date of grant (at which point up to one-third vest), the second vesting occurring 24 months from the date of grant (at which point up to a further third vest) and the third vesting occurring 36 months from date of grant (at which point up to the final third vest), subject to the continued employment of Mr. Nolan and satisfaction of the performance conditions. If the performance conditions are not satisfied at particular vesting dates, but are subsequently satisfied, the relevant fraction of PSUs will vest.

This announcement contains inside information.

PDMR notification

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them.

1.	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Justin Nolan
2.	Reason for the Notification
a)	Position/status	PDMR
b)	Initial notification / Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Argo Blockchain PLC
b)	LEI	213800WPCCYSDYY26J54
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	PSUs in respect of Ordinary Shares
	Identification Code	GB00BZ15CS02
b)	Nature of the transaction	Grant of PSUs in respect of Ordinary Shares
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		PSUs - N/A	22,250,000
d)	Aggregated information: Aggregated volume Price	N/A
e)	Date of the transaction	22 March 2025
f)	Place of the Transaction	Not on a trading venue

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
Tennyson Securities
Corporate Broker Peter Krens	+44 207 186 9030
Fortified Securities
Joint Broker Guy Wheatley, CFA	+44 7493 989014 guy.wheatley@fortifiedsecurities.com
Tancredi Intelligent Communication UK & Europe Media Relations	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With a mining facility in Quebec and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 24 March,2025	ARGO BLOCKCHAIN PLC By: /s/ Jim MacCallum Name: Jim MacCallum Title: Chief Financial Officer